Filed by o2wireless Solutions, Inc.

Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: o2wireless Solutions, Inc.
Commission File No. 0-31295

Date: August 28, 2002

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including future financial and operating results, benefits and synergies of the proposed merger, tax and accounting treatment of the proposed merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as “believes,” “expects,” “projects,” “plans,” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the proposed merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in o2wireless’ reports filed with the SEC. o2wireless disclaims any responsibility to update these forward-looking statements.

     Baran Group, Ltd. intends to file a Registration Statement on Form F-4 relating to the proposed merger. When the Registration Statement is filed, it will contain a prospectus of Baran Group relating to the shares to be issued in the proposed merger, and the proxy statement of o2wireless relating to the special meeting of shareholders of o2wireless at which the merger agreement will be considered and voted upon by its shareholders. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form F-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Baran Group free of charge by requesting them in writing from Baran Group, Ltd., Baran House, 8 Omarim st. Industrial Park, Omer, Israel 84965, Attention: Corporate Secretary, or by telephone at 972-8-6200200. You may obtain documents filed with the SEC by o2wireless free of charge by requesting them in writing from o2wireless Solutions, Inc., 440 Interstate North Parkway, Atlanta, Georgia 30339, Attention: Corporate Secretary, or by telephone at (770) 763-5620.

     o2wireless, Baran Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of o2wireless in connection with the proposed merger. Information about such directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their securities holdings, vesting of options, potential compensation arrangements and other matters will be set forth in the proxy statement/prospectus to be filed with the SEC and mailed to o2wireless shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

     Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

FOR IMMEDIATE RELEASE

o2wireless Solutions and Baran Group Ltd. Amend Merger Agreement

ATLANTA - August 28, 2002 — o2wireless Solutions, Inc. (Nasdaq/NM: OTWO), a leading provider of outsourced network services to the global wireless telecommunications industry, today announced that it has entered into an amendment to the merger agreement with Baran Group Ltd., originally dated June 5, 2002.

Pursuant to the merger agreement, as amended, each share of o2wireless common stock will now be exchanged for 0.014919 ordinary shares of Baran. All other terms of the merger agreement remain in effect. The parties still expect the merger to close on or before November 15, 2002. o2wireless and Baran agreed to amend the merger agreement as a result of continued depressed conditions in the wireless telecommunications industry and o2wireless’ recent financial results.

Andrew D. Roscoe, Chairman and Co-CEO of o2wireless Solutions, Inc. stated, “Today’s amendment reaffirms o2wireless’ commitment to completing the merger and moving forward together as a leading provider of telecommunications infrastructure services in the United States. o2wireless is eager to close the merger as soon as possible.”

Meir Dor, Chairman of the Board of Baran Group, added, “Based on the timely efforts of both companies, we were able to reduce the time required to review and evaluate the merits of the pending merger. Baran plans to complete the merger, based on the amended agreement, as soon as procedurally possible.

About the Baran Group, Ltd.

Baran Group, Ltd., with over 1,300 employees globally, is a world-class provider of engineering, construction, management, consulting, technologies and operating services primarily to companies in the telecommunications and industrial sectors. Baran reported revenues of $209 million for the year 2000 and plans to report higher revenues for 2001. Founded in Beer-Sheba, Israel in 1979, Baran has grown to become the market leader in engineering and telecommunications services in Israel. Baran’s leadership in telecommunications and engineering services has been widely recognized. Forbes has chosen Baran as one of the 300 Best Small Companies in 1999 and 2000. Baran has expanded internationally as well, with offices and operations in Germany, Belgium, Asia and Turkey. Ordinary shares of Baran are traded on the Tel Aviv Stock Exchange under the ticker symbol BRAN.

About o2wireless — We are already there(SM)

o2wireless Solutions provides outsourced telecommunications services to wireless services providers, equipment vendors and tower companies. o2wireless’ full suite of services includes planning, design, deployment and on-going support of wireless voice and data telecommunications networks. It has contributed to the design and implementation of more than 50,000 communications facilities in all 50 US states and in 30 countries. o2wireless offers expertise in all major technologies, including 2.5G and 3G technologies. The company is headquartered in Cumming, Georgia. For more information, please visit www.o2wireless.com.

Baran Group, Ltd. intends to file with the SEC a Registration Statement on Form F-4 relating to the proposed merger. When the Registration Statement is filed, it will contain a prospectus of Baran Group relating to the shares to be issued in the merger, and a proxy statement of o2wireless relating to the special meeting of shareholders of o2wireless at which the merger agreement will be considered and voted upon by its shareholders. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form F-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Baran Group free of charge by requesting them in writing from Baran Group, Ltd., Baran House, 8 Omarim St. Industrial Park, Omer, Israel 84965, Attention: Corporate Secretary, or by telephone at 972-8-6200200. You may obtain documents filed with the SEC by o2wireless free of charge by requesting them in writing from o2wireless Solutions, Inc., 2355 Industrial Park Blvd., Cumming, Georgia 330041, Attention: Corporate Secretary, or by telephone at (678) 455-1153.

o2wireless and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of o2wireless in connection with the merger. Information about such directors and executive officers and their ownership of o2wireless stock is set forth in the proxy statement for o2wireless’ 2002 annual meeting of shareholders and will be set forth in the proxy statement/prospectus to be mailed to o2wireless shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Certain statements contained in this press release are ``forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect,” or “intend.” Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contemplated by these statements. Such risks and uncertainties include, but are not limited to, general economic conditions, demand for outsourced wireless network services, competition in the wireless services industry, the Company’s ability to manage its growth and operations effectively, the Company’s ability to implement its business strategies, fluctuations in quarterly operating results and other uncertainties detailed from time to time in the Company’s Securities and Exchange Commission filings.

CONTACT:

Joel Strimban
Vice President
o2wireless Solutions
(678) 455-1182
jstrimban@o2wireless.com